Filed by Replidyne, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Cardiovascular Systems, Inc.
Commission File No. 000-53478
The following is a communication that was distributed to certain investors on February 13, 2009 by Cardiovascular Systems, Inc.

FROM:	Larry Betterley

SUBJECT:	FEB. 26 CARDIOVASCULAR SYSTEMS INVESTMENT COMMUNITY MEETING
CEO Dave Martin and I invite you to learn more about Cardiovascular Systems, Inc. (CSI), at an 11:30 a.m. lunch meeting on Wednesday, Feb. 26, in the Audubon Room of the Minneapolis Club, 729 Second Avenue South. CSI is a medical device company developing and commercializing innovative interventional treatment systems for vascular disease.
We are excited about the clinical benefits of our product, the Diamondback 360º™ Orbital Atherectomy System and our growth prospects, as well as our anticipated debut as a publicly traded company. The Diamondback system is a minimally invasive catheter system for the treatment of peripheral arterial disease, which affects approximately 8 million to 12 million people in the U.S. The FDA granted 510(k) marketing clearance in August 2007 and CSI launched the product commercially the following month.
At the meeting, we will discuss several recent developments:
•	Fiscal second-quarter results. As announced on Feb. 11, fiscal second-quarter revenue increased 200 percent over the prior year’s period to $14.0 million. Revenue has grown significantly each quarter since CSI commercially launched the system — a strong indication of physician acceptance. At the end of the second quarter, 400 hospitals were using the Diamondback system, up from 39 at the end of the year-ago period. Sales of disposable units rose to 4,400 in the just-completed quarter from 1,400 in the same period last fiscal year.

•	Completion of our all-stock merger agreement with Replidyne. We expect to close the agreement with Replidyne (Nasdaq: RDYN) on or about Feb. 25, 2009. The combined company will be named Cardiovascular Systems Inc., and we have applied for listing on the Nasdaq Global Market under the symbol “CSII.” Through this transaction, CSI’s business expects to receive $35 million to $37 million in net assets, primarily cash.
Additional information on CSI is available at our Web site, www.csi360.com. Please R.S.V.P. to Mick Forgey at 612-455-1789 or mforgey@psbpr.com.
Dave and I look forward to seeing you on February 26. Thank you for your interest.
Sincerely,
Larry Betterley
Chief Financial Officer
Additional Information about the Merger and Where to Find It
This communication may be deemed to be solicitation material with respect to the proposed transaction between CSI and Replidyne. In connection with the transaction, Replidyne has filed a registration statement on Form S-4 with the SEC containing a related proxy statement/prospectus. The proxy statement/prospectus has been mailed to the stockholders of Replidyne and CSI. Investors and security holders of Replidyne and CSI are urged to read the proxy statement/prospectus because it contains important information about Replidyne, CSI and the proposed transaction. The proxy statement/prospectus, and any other documents filed by

Replidyne or CSI with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Replidyne by contacting Replidyne Investor Relations by email at ir@replidyne.com or by telephone at (303) 996-5522. Investors and security holders may obtain free copies of the documents filed with the SEC by CSI by contacting CSI by telephone at (651) 259-1000. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials before making any voting decision with respect to the proposed transaction.
Replidyne and CSI and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their shareholders in favor of the proposed transaction. Information about the directors and executive officers of Replidyne and CSI and their respective interests in the proposed transaction is available in the proxy statement/prospectus.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional information about the merger transaction is available online at www.Replidyne.com or www.csi360.com .